UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-33336
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
17th Km National Road
Athens-Lamia & Finikos Street
145 64 Nea Kifisia, Athens, Greece
+30-210-620-9520
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.0001
Units, each consisting of one share of Common Stock, $.0001 par value, and one Warrant
Common Stock, par value $0.0001 par value, underlying Warrants
Warrants to Purchase Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: seven
Approximate number of holders of record as of the certification or notice date: seven
Approximate number of holders of record as of the certification or notice date: seven
Pursuant to the requirements of the Securities Exchange Act of 1934, Oceanaut, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2009	By:	/s/ Gabriel Panayotides
Gabriel Panayotides
President and Chief Executive Officer